

22003066

SEC Mail Processing

FEB 15 2022

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68754

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/21   AND ENDING 12/31/21

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valkyrie Equities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14455 Webb Chapel Road, Suite 201
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth J. Judd	(301) 452-8921	ken.judd@valkyrieequities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brad A. Kinder, CPA
(Name – if individual, state last, first, and middle name)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) October 20, 2003 (PCAOB Registration Number, if applicable) 641

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Judd, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valkyrie Equities Corporation, as of
December 31, 2021 is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TREVOR STAUBACH
NOTARY PUBLIC - STATE OF TEXAS
ID # 132259072
COMM. EXP. 11-12-2023

Signature:

Title:
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation as of December 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valkyrie Equities Corporation's management. Our responsibility is to express an opinion on Valkyrie Equities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Valkyrie Equities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Valkyrie Equities Corporation's financial statements. The supplemental information is the responsibility of Valkyrie Equities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

BRAD A. KINDER, CPA
We have served as Valkyrie Equities Corporation's auditor since 2012.

Flower Mound, Texas
February 9, 2022

1

VALKYRIE EQUITIES CORPORATION
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 38,458
Commissions receivable	663
Prepaid expenses	1,956
TOTAL ASSETS	**$ 41,077**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued commissions	$ 1,335
TOTAL LIABILITIES	1,335

Stockholder's Equity

Common Stock, 1,000,000 shares authorized, no par value, 35,832 shares issued and outstanding	178,416
Accumulated deficit	(138,674)
TOTAL STOCKHOLDER'S EQUITY	39,742
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,077

VALKYRIE EQUITIES CORPORATION
Statement of Income
Year Ended December 31, 2021

Revenue	
Mutual fund commissions	$ 8,066
Interest income	18
TOTAL REVENUE	8,084
Expenses	
Commissions	6,045
Communications	1,829
Professional fees	7,654
Regulatory expenses	2,925
Other	1,645
TOTAL EXPENSES	20,098
Net loss before income tax	(12,014)
Federal income tax benefit - current	2,400
NET LOSS	$ (9,614)

VALKYRIE EQUITIES CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2020	35,832	$ 178,416	$ (129,060)	$ 49,356
Net Loss	-	-	(9,614)	(9,614)
Balances at December 31, 2021	35,832	$ 178,416	$ (138,674)	$ 39,742

VALKYRIE EQUITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows from operating activities	
Net loss	$ (9,614)
Adjustments to reconcile net loss to	
net cash used by operating activities:	
Changes in assets and liabilities:	
Decrease in commissions receivable	326
Decrease in prepaid expenses	31
Increase in accrued commissions	115
Net cash used by operating activities	(9,142)
Net decrease in cash	(9,142)
Cash at beginning of year	47,600
CASH AT END OF YEAR	$ 38,458

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for either interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company is a wholly owned subsidiary of Tyme Capital Holdings Incorporated (Tyme or Parent), a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company operates as a mutual fund retailer whose customers are individuals primarily in Texas. The Company also participates in private placements, with related due diligence services, for small to medium businesses in Texas.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Substantially all the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition

Mutual fund commissions: The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Private placement commissions: The Company participates in private placement offerings of securities on a best-efforts basis. Each time a customer enters into a buy transaction, the Company may charge a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the offering memorandums, which is highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur. No such commissions were earned or recognized during the year.

Due diligence fees: The Company provides due diligence services and believes the performance obligation for providing the services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. No such fees were earned or recognized during the year.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Texas return with Tyme. Income taxes are recorded using the separate company method to comply with financial reporting rules. The Company records a provision or benefit for income taxes based on its taxable income or loss with a corresponding payable to or receivable from Parent.

As of December 31, 2021, open Federal tax years subject to examination include the tax years December 31, 2018 to December 31, 2020.

Note 2 - <u>Net Capital Requirements</u>

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $37,761, which was $32,761 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

Note 3 - <u>Income Taxes/Related Party Transaction</u>

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current year tax loss, resulting in a federal income tax benefit to the Company of $2,400.

Note 4 - <u>Concentration of Revenue and Services/Office Lease/Related Party Transactions</u>

A shareholder of the Parent, who is also an officer and registered securities representative of the Company, generated 100% of the mutual fund commissions revenue and received approximately 67% of the commissions expense, of which $892 is payable at year-end.

The Company maintains office facilities in Dallas, Texas. The office facility is provided to the Company at no cost by a director/shareholder of the Parent.

Note 5 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2021, through February 9, 2022, the date which the financial statements were available to be issued.

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2021

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 39,742
Deduction and/or charges	
Non-allowable assets:	
Restricted cash	25
Prepaid expenses	1,956
Total deductions and/or charges	1,981
Net capital before haircuts on securities positions	37,761
Haircuts on securities	-
Net Capital	$ 37,761

Aggregate Indebtedness

Accrued commissions	$ 1,335
Total Aggregate Indebtedness	$ 1,335

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 32,761
Ratio of aggregate indebtedness to net capital	0.04 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is necessary.

VALKYRIE EQUITIES CORPORATION
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2021

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Valkyrie Equities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Valkyrie Equities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Valkyrie Equities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Valkyrie Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BradAKinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 9, 2022

Valkyrie Equities Corporation

Exemption Report
December 31, 2021

Valkyrie Equities Corporation (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kenneth J. Judd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

February 9, 2022